June 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Becky Chow

Re:	Dril-Quip, Inc.

Form 10-K filed on February 27, 2024

File No. 001-13439

Dear Ms. Chow:

On behalf of Dril-Quip, Inc., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated June 3, 2024 regarding the Company’s Annual Report on Form 10-K (the “Form 10-K”) filed with the Commission on February 27, 2024.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment.

Form 10-K filed on February 27, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 43

1.

You present total segment operating income which is a non-GAAP measures and should be reconciled to the most directly comparable GAAP measure. However, once reconciled it would appear such a measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for “Corporate” expenses appears to present non-GAAP measures that exclude normal, recurring, cash operating expenses. Therefore, please revise to remove these measures from your periodic filings or tell us why you believe the measure is properly disclosed. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01 and 104.04 of the non-GAAP C&DIs.

Gibson, Dunn & Crutcher LLP

811 Main Street Suite 3000 | Houston, TX 77002-6117 | T: 346.718.6600 | F: 346.718.6620 | gibsondunn.com

U.S. Securities and Exchange Commission

June 25, 2024

Response:

We respectfully acknowledge the Staff’s comment and will remove the disclosure regarding total segment operating income from our periodic filings going forward beginning with the Company’s Form 10-Q for the fiscal quarter ended June 30, 2024.

2.

We note that you are presenting a table that discloses your revenues and operating income (loss) by business segments. However, we note that you do not include a discussion and analysis of each of the segment’s operating income (loss). Please describe your consideration whether a discussion of segment information would be necessary to an understanding of your business. We refer you to Item 303(b) of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and will revise the disclosure in our subsequent periodic filings to include a discussion and analysis of each segment’s operating income (loss) beginning with the Company’s Form 10-Q for the fiscal quarter ended June 30, 2024. An example, for illustrative purposes only, of our proposed revised disclosure based on the Form 10-K is as follows:

Operating Income. Operating income increased by $4.8 million, or approximately 1060%, to $5.3 million in 2023 from $0.5 million in 2022.

Subsea Products operating income decreased marginally by approximately $0.4 million, which was primarily driven by a gain on the sale of our Houston forge facility in 2022, which was mostly offset by a favorable product mix, shifting in some regions from an in-house manufacturing model to a vendor outsourced model resulting in improved profitability, and manufacturing efficiencies achieved due to newer machinery.

Subsea Service operating income increased by approximately $10 million, which was primarily driven by a gain on sale of the Houston aftermarket facility recognized in the first quarter of 2023.

Well Construction operating income decreased by approximately $3.4 million, which was primarily driven by inventory count adjustments in Houston and Mexico, settlement expenses to clear aged accounts receivable, and higher agent fees, offset by additional operating income related to the acquisition of Great North.

Corporate operating loss increased by $1.4 million primarily due to costs associated with the acquisition of Great North.

U.S. Securities and Exchange Commission

June 25, 2024

Consolidated Financial Statements Note 6. Revenue Recognition, page 70

3.

Please revise in future filings the table to segregate revenue recognized under ASC 606 from that recognized under ASC 842. In this regard, we note that the footnote table is describe as “Revenues from contracts with customers”. We refer you to ASC 606-10-50- 4(a). In addition, the contract balances should be separately disclosed from lease assets. We refer you to ASC 606- 10-50-8.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that we will remove leasing revenue from the “Revenues from contracts with customers” table in our subsequent periodic filings, in accordance with ASC 606-10-50- 4(a). In addition, we advise the Staff that we will remove leasing balances from the “Contract Balances” table in subsequent periodic filings, in accordance with ASC 606-10-50-8.

For the Staff’s reference, updated disclosure marked to show changes against the disclosure on page 70 of the Form 10-K is attached hereto as Exhibit A as an example, for illustrative purposes only, of how the Company intends to revise its disclosures in our subsequent periodic filings beginning with the Company’s Form 10-Q for the second quarter ending on June 30, 2024.

Note 9. Restructuring and other charges, page 71

4.

We note your disclosure that you “shifted from manufacturing in-house to a vendor outsourcing model which resulted in inventory write-downs of approximately $19.3 million”. Additionally, you state “as part of the 2021 global strategic plan [you] discontinued certain product categories which resulted in inventory write-downs…of approximately $47.7 million”. Please be advised that inventory markdowns should be classified in the income statement as a component of costs of goods sold. We refer you to ASC 420-10-S99-3. Please advise or revise.

Response:

We respectfully acknowledge the Staff’s comment, and we note that, during 2021, the Company incurred restructuring charges under the 2018 global strategic plan as we exited from certain underperforming countries and markets and shifted manufacturing from an in-house model to a vendor outsourcing model. This strategic shift resulted in inventory write-downs of approximately $19.3 million in 2021. Additionally, as part of the 2021 global strategic plan, we discontinued certain product categories, leading to additional inventory write-downs of approximately $47.7 million in 2021.

U.S. Securities and Exchange Commission

June 25, 2024

We noted per ASC 420-10-S99-3 that it is difficult to distinguish inventory markdowns attributable to a decision to exit or restructure an activity from those attributable to external market factors independent of such a decision. However, these inventory write-downs were directly aligned with our 2018 and 2021 global strategic plans to realign our business strategy and optimize our manufacturing facilities globally. Absent these shifts in strategy, we would not have written-off this inventory.

The inventory subject to these write-downs was clearly identifiable, relating specifically to:

•	Markets the Company was exiting;

•	Products utilized in the in-house manufacturing process that we transitioned to a vendor outsourcing model; and

•	Product lines that were discontinued as part of the strategic plans.

Given the direct alignment of these inventory charges with our strategic restructuring efforts, we considered it appropriate to classify these write-downs as restructuring expenses. This classification reflects the nature of the costs as part of the comprehensive strategic shifts undertaken by the Company.

Additionally, the Company believes its presentation was consistent with the guidance in ASC 220-20-45-1 to disclose a material event or transaction that an entity considers to be of an unusual nature or of a type that indicates infrequency of occurrence or both shall be reported as a separate component of income from continuing operations and the requirement in ASC 330-10-50-2 to disclose substantial and unusual losses that result from the subsequent measurement of inventory. We also believe if an alternative view was taken, the presentation is not materially misleading as further discussed in the Staff Accounting Bulletin (“SAB”) No. 99 analysis included below. Further, given that the restructuring charges relate to a period approximately two and a half years ago and will not be presented in future filings, the Company does not believe revising its historic presentation would be relevant or decision-useful to any investors or users of our historic financial statements.

Materiality Considerations under SAB 99

In evaluating the materiality of these inventory write-downs, we have considered the guidance under SAB No. 99. The key points supporting the immateriality related to the presentation include:

•	Quantitative Factors:

There was no impact on Operating Income (Loss), Pre-Tax Income (Loss), Net Income (Loss), the Balance Sheet, Stockholders’ Equity or Cash Flows. While the Company does not present a gross profit in its Consolidated Statement of Income (Loss), we do discuss gross margin and the percentage of cost of sales to revenue in our earnings release. However, we note that due to the significant nature of the

U.S. Securities and Exchange Commission

June 25, 2024

charges, we believe investors would adjust these metrics to exclude the inventory charge consistent with the adjustments made to relevant non-GAAP metrics such as adjusted Net Income (Loss) and adjusted EBITDA (which has historically been defined in our prior filings as net income excluding income taxes, interest income and expense, depreciation and amortization expense, stock-based compensation, non-cash gains or losses from foreign currency exchange rate changes as well as other significant non-cash items and other adjustments for certain charges and credits). Finally, while the individual financial statement line items of Cost of Sales and Restructuring Expense would be significantly different if adjusted, we don’t believe that these financial statement line items in isolation are relevant metrics to investors. Therefore, in the opinion of the Company’s management, there was no impact on the overall financial statement presentation of our results of operations.

•	Qualitative Factors:

•

Clear and Transparent Disclosure: The charges were fully disclosed in our financial statements and related footnotes, providing users with a transparent understanding of the nature and magnitude of the charges, inclusive of the financial statement line item where the charges were presented. In addition, the reclassification is a discrete known amount and doesn’t involve an estimate.

•

Earnings: As stated above, if adjusted, none of the relevant earnings metrics would be impacted. In addition, if adjusted, analyst expectations would not be impacted as their focus is on earnings metrics. Also, we note that reclassification would not change a loss into income or vice versa and it doesn’t impact a particular segment or other portion of the business operations or profitability.

•	Regulatory and Contractual Requirements: The reclassification of the charges would not impact compliance with regulatory requirements or any other contractual requirements.

•

Impact on Financial Statement Users: Users of the financial statements, such as analysts and investors, adjust for unusual items when evaluating the Company’s results of operations with the non-GAAP measures adjusted Net Income (Loss) and EBITDA. The charges are considered in the context of the overall strategic realignment and not as indicative of the Company’s ongoing performance.

U.S. Securities and Exchange Commission

June 25, 2024

•	Management Compensation: A reclassification of the charges would have no impact on compensation as management bonuses are driven by adjusted EBITDA.

•

Unlawful Transaction or Fraud: A reclassification of the charges does not involve the concealment of an unlawful transaction and does not pertain to a sensitive matter (e.g., fraud and suspected non-compliance with laws and regulations, violations of contractual provisions or conflicts of interest.).

•	Substantive and Unusual Nature: The inventory write-downs were significant and unusual, directly tied to the strategic restructuring plans, and not part of normal operations.

•	Investor Perception:

•

Considering that Operating Income (Loss), Pre-Tax Income (Loss) and Net Income (Loss) were properly stated, investors had an accurate understanding of the financial impact of these restructuring activities and the results of our operations, and were able to make informed decisions based on our historical financial statements and relevant non-GAAP measures such as adjusted Net Income (Loss) and EBITDA.

Conclusion

Based on the foregoing, we conclude that the inventory markdowns were costs directly attributable to the strategic decisions to exit certain markets and restructure the Company as part of the 2018 and 2021 global strategic plans. The classification as restructuring expenses was appropriate, and presenting the charges as restructuring instead of cost of sales as disclosed and discussed above is immaterial to the overall presentation of the Company’s financial statements.

We believe this classification and the comprehensive disclosures provided ensure that our financial statements presented fairly, in all material respects, the Company’s financial condition and results of operations.

Note 12. Leases and Lease Commitments, page 73

5.

You disclose that most of your leases do not provide an implicit rate and you use an estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Please clarify whether the rates implicit in your leases as a lessee are not readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases. Refer to “Rate Implicit in the Lease” defined in ASC 842-20-20.

U.S. Securities and Exchange Commission

June 25, 2024

Response:

We respectfully acknowledge the Staff’s comment, and advise the Staff that Dril-Quip was utilizing the rate implicit in the lease to the extent it was readily determinable. If the implicit rate was not readily determinable, Dril-Quip used its estimated incremental borrowing rate at lease inception. Prospectively, beginning with the Company’s Form 10-Q for the fiscal quarter ended on June 30, 2024, Dril-Quip will update the disclosure as follows:

The Company uses the rate implicit in the lease if it is readily determinable. In the case that the lease does not provide an implicit rate, we use our incremental borrowing rate.

Note 13. Business Segments, page 75

6.	Please revise future filings to reconcile the segment operating income(loss) to consolidated income(loss) before income taxes pursuant to ASC 280-10-50-30(b).

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that we will remove segment operating income (loss) and only include total operating income (loss) which will directly reconcile to consolidated income (loss) in our subsequent periodic filings beginning with the Company’s Form 10-Q for the second quarter ending on June 30, 2024.

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale
Gerald M. Spedale
GIBSON, DUNN & CRUTCHER LLP

cc:	James C. Webster, Vice President, General Counsel and Secretary

U.S. Securities and Exchange Commission

June 25, 2024

EXHIBIT A

6. Revenue Recognition

Revenues from contracts with customers consisted of the following:

	Twelve Months Ended
	December 31,
	2023	2022	2021
	(In thousands)
Revenues:
Products:
Subsea products	$198,321	$194,237	$168,361
Well construction	72,700	46,525	44,902

Total products	271,021	240,762	213,263

Services:
Subsea services	72,241	60,937	58,086
Well construction services	33,439	18,192	16,057

Total services	105,680	79,129	74,143

Total	$376,701	$319,891	$287,406

Contract Balances

Balances related to contracts with customers consisted of the following:

Contract Assets (amounts shown in thousands)

Contract Assets at December 31, 2022	$138,592
Additions	371,149
Transfers to Accounts Receivable	(365,550)

Contract Assets at December 31, 2023	$144,191

Contract Liabilities (amounts shown in thousands)

Contract Liabilities at December 31, 2022	$6,824
Additions	6,364
Revenue Recognized	(5,605)

Contract Liabilities at December 31, 2023	$7,583

Contract asset receivables were $144.2 million and $138.6 million for the years ended December 31, 2023 and 2022, respectively. Contract assets include unbilled accounts receivable associated with contracts accounted for under the over time accounting method which were approximately $90.2 million and $92.6 million at December 31, 2023 and 2022, respectively. Unbilled contract assets are transferred to the trade receivables, net, when the rights become unconditional. The contract liabilities primarily relate to advance payments from customers.

Obligations for returns and refunds were considered immaterial as of December 31, 2023 and 2022.

U.S. Securities and Exchange Commission

June 25, 2024

Remaining Performance Obligations

The aggregate amount of the transaction price allocated to remaining performance obligations from our over time product lines was $43.0 million as of December 31, 2023. The Company expects to recognize revenue on approximately 98.6% of the remaining performance obligations over the next 12 months and the remaining 1.4% thereafter.

The Company applies the practical expedient available under the new revenue standard and does not disclose information about remaining performance obligations that have original expected durations of one year or less.